

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

<u>Via E-mail</u>
Pierre Vareille
Chief Executive Officer
Constellium Holdco B.V.
Tupolevlaan 41-61
1119NW Schiphol-Rijk
The Netherlands

> **Re:**   **Constellium Holdco B.V.**
> **Confidential Draft Amendment No.4 to Registration Statement on Form F-1**
> **Submitted April 26, 2013**
> **File No. 377-00059**

Dear Mr. Vareille:

We have reviewed your confidential draft amended registration statement and have the following comments.

General

1.   We note that on the prospectus cover page you have reflected the change in the company name and the form of corporate entity. Please reflect this change also with respect to company signature on page II-3 of the registration statement. In addition, please submit with your next amendment drafts of your legal opinion and the form of Amended and Restated Articles of Association of Constellium Holdco B.V. for our review, as well as explain to us why the amended and restated articles of association are not those of Constellium N.V. In this regard, we note your "Corporate History and Information" on page 17 where you anticipate the conversion of the company into a Dutch public limited liability company renamed Constellium N.V. to occur immediately prior to the consummation of this offering. Please clarify whether you expect that the conversion will take place before or after effectiveness. For further guidance, please refer to Sections II.B.2(e) and (f) of Staff Legal Bulletin No.19 (CF) dated October14, 2011.

Recent Developments, page 14

New Term Loan, Application of Term Loan Proceeds and Issuance of Preference Shares, page 16

2.   We note your response to comment two in our letter dated April 23, 2013. Once the 147 million Euros distribution has been paid on the preference shares, the rights attached to the preference shares will automatically and immediately become equal to the rights attached to the ordinary shares. You have agreed with your existing shareholders to

repurchase the preference shares for no consideration following the payment of the 147 million Euros. Please expand your disclosures to provide additional clarity as to what will happen after the 147 million Euros distribution is paid. Please further clarify if the repurchase of the preference shares will occur simultaneously with the payment of the distribution. If so, it is not clear why the holders would continue to have rights equal to the holders of ordinary shares.

Provisions of our documents and applicable law may impede or discourage a takeover…, page 43

3.   We note that you have added disclosure at the end of this risk factor stating that due to some of your products which may have applications in the defense sector, you may be subject to rules and regulations in jurisdictions that could impede or discourage takeovers. Here or in an appropriate section of the filing, please expand your disclosure to identify this category of products and to better explain the resulting implications of being subject to such rules and regulations.

Capitalization, page 50

4.   Please clearly show in the notes how you computed each pro forma and as adjusted pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. For example, you should clearly disclose in the note to the table each of the adjustments and corresponding amounts that impacted the as adjusted and as adjusted pro forma cash and cash equivalents as well as retained deficit amounts.

5.   We note your response to comment seven in our letter dated April 23, 2013. In a similar manner to your response, please clearly disclose why you are not presenting preference shares in your capitalization table.

6.   The as adjusted and as adjusted pro forma column headings refer to notes 11 and 12 but there do not appear to be any corresponding notes 11 and 12. Please revise as necessary.

7.   Please present the historical, as adjusted, and as adjusted pro forma shares authorized, issued and outstanding in your capitalization table.

Issuance of Ordinary Shares, page 146

8.   We note your disclosure that prior to completion of this offering, the shareholders will adopt a resolution in connection with the issuance prior to the conversion of Constellium into a Dutch public limited liability company, of a maximum of 94,289,289 Class A ordinary shares, 915,702 Class B1 ordinary shares and 1,037,493 Class B2 ordinary shares. With a view towards disclosure please explain to us the transactions pursuant to which these shares will be issued, including the corresponding accounting and who is receiving these shares. In addition, please disclose the transaction(s) throughout the

filing, including under the recent development section, and indicate how these issuances are reflected in your capitalization table and whether they will have a dilutive effect.

Financial Statements

General

9.   Page 20 indicates that a stock split will occur prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor's report should be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-22

10.   We are continuing to evaluate your responses to comments 13 through 15 in our letter dated April 23, 2013 and may have additional comments.

Note 12. Earnings Per Share, page F-30

11.   We note your response to comment six in our letter dated April 23, 2013. Your response indicates that each class of shares only has rights to dividends to the extent of their share premium reserves. In addition, your disclosures on page 146 regarding the order in which the holders of Class A ordinary, Class B ordinary shares, and preference shares are entitled to profits indicate that the remaining profits after the 147 million Euros distribution is made may not be allocated equally in certain circumstances. Please further clarify in your disclosures the rights to dividends and profits that each class is entitled to in the notes to the financial statements. In light of these potential differences, please tell us what consideration you gave to IAS 33.A13 and A14 for purposes of calculating earnings per share amounts.

12.   Please help us understand why the earnings amount you are using to calculate basic and diluted earnings per share appears to include the amount attributable to non-controlling interests. Refer to IAS 33.A1.

Note 18. Share Capital, page F-37

13.   Please confirm there were no equity issuances since January 1, 2013 as well as any
       planned future equity issuances. If there were any, please provide the following for each
       transaction:

       - identify the parties, including any related parties;

       - the purpose of the issuance;

       - how you accounted or will account for the issuance;

       - the nature of any consideration;

       - the fair value and your basis for determining the fair value; and

           o   Indicate whether the fair value was contemporaneous or retrospective.

           o   To the extent applicable, reconcile the fair values you used for equity transactions
               to the fair value indicated by the anticipated IPO price.

       For equity transactions in which your Board of Directors estimated the fair value, please
       provide us with a detailed explanation of the significant factors, assumptions, and
       methodologies used in determining fair value.

Note 30. Share Equity Plan, page F-62

14.   We note your response to comment 16 in our letter dated April 23, 2013. Your
       disclosures on page F-62 do not appear to indicate that any unvested limited partnership
       interests in the management equity plan have been issued since the plan was implemented
       in 2011. Please confirm and clarify your disclosures accordingly. Similarly, your
       disclosures on page F-31 state that no instruments have been issued that may potentially
       have a dilutive effect.

Note 33. Pro Forma Information (Unaudited), page F-63

15.   We note your response to comment 19 in our letter dated April 23, 2013. Please clearly
       disclose how you are arriving at the amount of earnings for the twelve months preceding
       the dividend distribution, including the specific months that are being included in your
       computation. We also remind you that the number of shares to be added to the denominator
       for purposes of pro forma per share data should not exceed the total number of shares to be
       issued in the offering.

    You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

                                    Sincerely,

                                    /s/ Pamela Long

                                    Pamela Long
                                    Assistant Director

cc: Andrew J. Nussbaum, Esq.
    Karessa L. Cain, Esq.
    Alison Zieske, Esq.
    Wachtell, Lipton, Rosen & Katz